UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The McClatchy Company

(Exact name of registrant as specified in its charter)

Delaware	52-2080478
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

2100 Q Street Sacramento, CA	95816
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock, $0.01 par value per share	NYSE AMERICAN LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):

Not Applicable.

Securities registered pursuant to Section 12(g) of the Act:

None.

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by The McClatchy Company, a Delaware corporation (the “Company”), in connection with the registration of its Class A common stock, par value $0.01 per share, (the “Class A Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the transfer of the listing of the Class A Common Stock to the NYSE American LLC.  The Class A Common Stock had previously been registered and listed on the New York Stock Exchange under Section 12(b) of the Exchange Act.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the Class A Common Stock is based upon the Company’s Amended and Restated Certificate of Incorporation, effective June 7, 2016 (the “Certificate of Incorporation”) and the Company’s By-Laws, amended and restated as of March 20, 2012 (the “Bylaws”), copies of which are filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 7, 2016 and Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2012, respectively. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company. This Registration Statement summarizes certain portions of the Certificate of Incorporation and Bylaws. The summary is not complete. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

Authorized Capitalization

Pursuant to the Certificate of Incorporation, the total number of shares of all classes of stock which the Company shall have authority to issue is two hundred sixty million (260,000,000) shares, consisting of two hundred million (200,000,000) shares of Class A Common Stock, with a par value of one cent ($.01) per share, and sixty million (60,000,000) shares of Class B common stock, with a par value of one cent ($.01) per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of Common Stock voting together as a single class without the separate vote of the holders of any other class of stock.

Description of Capital Stock

Dividend Rights

Each share of Class A Common Stock is entitled to receive dividends if as and when declared by the Board of Directors of the Company. Under the DGCL, the Company may declare and pay dividends only out of its surplus or in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividend may be declared, however, if the capital of the Company has been diminished by depreciation losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. The Certificate of Incorporation provides that dividends must be declared and paid concurrently on both the Class A Common Stock and Class B Common Stock at any time that dividends are paid.

Conversion Rights

Each holder of record of Class B Common Stock may, in such holder’s sole discretion and at such holder’s option, convert any whole number or all of such holder’s shares of Class B Common Stock into fully paid and nonassessable shares of Class A Common Stock at the rate (subject to adjustment as hereinafter provided) of one (1) share of Class A Common Stock for each share of Class B Common Stock surrendered for conversion.

The number of shares of Class A Common Stock into which the shares of Class B Common Stock may be converted shall be subject to adjustment from time to time in the event of any capital reorganization, reclassification of stock of the Company, consolidation or merger of the Company with or into another corporation, or sale or conveyance of all or substantially all of the assets of the Company to another corporation or other entity or person.

Voting Rights

With respect to the election of directors, the holders of Class A Common Stock voting as a separate class shall be entitled to elect that number of directors which constitutes twenty-five percent (25%) of the total membership of the Board, and if such twenty-five percent (25%) is not a whole number, then the holders of Class A Common Stock will be entitled to elect the nearest higher whole number of directors which constitutes twenty-five percent (25%) of such membership. The holders of Class A Common Stock will be entitled to vote as a separate class on the removal, with or without cause, of any director elected by the holders of Class A Common Stock, provided that, to the extent permitted by applicable law, any director may be removed for cause by the Board of Directors. As for all other matters, the holders of Class A Common Stock will be entitled to one-tenth (1/10) of a vote for each share.

The Class B Common Stock shall have one (1) vote per share on all matters that may be submitted to a vote of the stockholders. With respect to the election of directors, the holders of Class B Common Stock shall be entitled, voting as a separate class, to elect the remaining directors not subject to the priority rights of the holders of the Class A Common Stock set forth above. The holders of the Class B Common Stock will be entitled to vote as a separate class on the removal, with or without cause, of any director who was elected either by the holders of the Class B Common Stock or by directors who were elected by the holders of the Class B Common Stock, provided that any director may be removed for cause by the Board of Directors.

Pursuant to §216 of the DGCL, stockholder action requires a quorum and the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter, except that the Bylaws provide that the election of directors of the Company will be determined by plurality votes cast by the respective classes.

Liquidation Rights

Upon dissolution of the Company, holders of Class A Common Stock and holders of Class B Common Stock are entitled to share ratably in the assets thereof that may be available for distribution after satisfaction of creditors.

Stock Transfer

Upon surrender to the Company, or a transfer agent of the Company, of a certificate for shares duly endorsed by the person named in the certificate or by an attorney lawfully constituted in writing, the Company may issue a new certificate, or, upon request, evidence of the equivalent uncertificated shares, to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the holder of uncertificated shares, the Company shall cancel such uncertificated shares and issue new equivalent uncertificated shares, or, upon such holder’s request, certificated shares, to the person entitled thereto, and record the transaction upon its books. The Company may impose such additional conditions to the transfer of its stock as may be necessary or appropriate for compliance with applicable law or to protect the Company, a transfer agent or the registrar from liability with respect to such transfer.

No Cumulative Voting

The stockholders of the Company do not have the right to cumulate votes.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that for nominations or other business to be properly brought before an annual meeting by a holder of Class A Common Stock, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Company.

To be timely, a stockholder’s written notice must be delivered to and received by the Secretary at the principal executive offices of the Company not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be delivered to the Secretary at the principal executive offices of the Company not later than the close of  business on the later of  (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which the public announcement of the date of such meeting is first made.

Limitations on Liability and Indemnification of Officers, Directors and Employees

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors’ fiduciary duties as directors. The Certificate of Incorporation contains a provision eliminating the personal liability of the Company’s directors to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law.

The Certificate of Incorporation generally provides that the Company must indemnify its officers, directors and employees and advance expenses to the fullest extent authorized by the DGCL to the Company’s a director or officer who was or is made party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any appeal therefrom, by reason or the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee, agent or fiduciary of the Company.

Authorized but Unissued Shares

The Company shall, at all times, reserve and keep available out of the authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the outstanding Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect conversion of all outstanding Class B Common Stock and if, at any time, the number of authorized and unissued shares of Class A Common Stock shall not be sufficient to effect conversion of the then outstanding Class B Common Stock, the Company shall take such corporate action as may be necessary to increase the number of authorized and unissued shares of Class A Common Stock to such number as shall be sufficient for such purposes.

Newly Created Directorships and Vacancies on the Board of Directors

Under the Bylaws, for any newly created directorships resulting from an increase in the authorized number of directors and any vacancies on the Board of Directors, the Board may, by resolution approved by a majority of the directors then in office, choose one or more additional directors, each of whom shall hold office until the next annual meeting of stockholders and his successor is duly elected.

Adoption, Amendment and Repeal of Bylaws

The Certificate of Incorporation grants the Board of Directors the authority to make, alter or repeal the Bylaws. The Bylaws provide that the stockholders may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

Transfer Agent and Registrar

Wells Fargo Shareowner Services is the transfer agent and registrar for the Class A Common Stock.

Item 2.  Exhibits.

No exhibits are required to be filed as the securities being registered on this form are being registered on an exchange on which no other securities of the Company are registered and are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

September 8, 2017	The McClatchy Company

/s/ R. Elaine Lintecum
	By:	R. Elaine Lintecum
Vice President, Finance and Chief Financial Officer